UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58





UNITIL CORPORATION
(Name of Registered Holding Company)


6 Liberty Lane West, Hampton, New Hampshire  03842-1720
(Address of principal executive offices)



ITEM 1 - ORGANIZATION CHART

Name of       Energy or    Date of       State of     Percentage   Nature of
reporting     gas-related  organization  organization of voting    business
company       company                                 securities
                                                      held
(Indentation indicates subsidiary relationship)
Unitil
Corporation

   Unitil
   Resources, Inc. Energy   5/26/93         NH           100%      Energy
                                                                   Marketing
                                                                   and
                                                                   Consulting

       Usource,
       Inc.        Energy   3/31/00         DE           100%      Energy
                                                                   Marketing
                                                                   and
                                                                   Consulting


          Usource,
          LLC      Energy   3/31/00         DE           100%      Energy
                                                                   Marketing
                                                                   and
                                                                   Consulting


Description of Various Consulting, Energy Marketing, Energy Management and Other Activities Undertaken by Unitil Resources Inc.:

Staff providing services under the activities listed below (unless otherwise indicated) are located at Unitil Service Corp. (Unitil Service), 6 Liberty Lane West, Hampton, NH 03842-1720, where most client work is performed.
From time to time staff visit other locations, predominately in New England, representing client interests.

Energy Marketing Activities

New Hampshire Pilot Program. As of July 1, 1996, Unitil Resources, Inc., became eligible to begin marketing electricity at retail to statewide participants in the New Hampshire Pilot Program. This program, which originally was scheduled to last 24 months, allows 3% of all electric customers in the State of New Hampshire to purchase electricity from the supplier of their choice. In 1998, the State of New Hampshire extended this program beyond the original 24 month period. Unitil Resources discontinued this program effective December 31, 1999. Unitil Resources had negative revenue from this program of $1,411 in the first quarter of 2000 which were a result of billing adjustments related to the prior year.

Electricity and Natural Gas Brokerage. On March 25, 1999 Unitil Corporation acquired a minority interest in Enermetrix.com (formerly known as North American Power Brokers, Inc.), a privately held company providing Internet technology solutions to the energy industry. The Federal Communications Commission has determined that Enermetrix.com is an exempt telecommunications company, as that term is defined in PUHCA Section 34(a)(1), as amended.

Unitil Corporation, through Unitil Resources, has licensed and deployed Enermetrix.com's innovative Internet-based technology for brokering electricity and natural gas energy transactions between retail consumers and energy suppliers. Unitil Resources offers the retail energy electronic commerce system developed and owned by Enermetrix.com to medium and large commercial and industrial customers, co-branded under the name "Usource", powered by Enermetrix.com's World Wide Retail Energy Exchange. Usource has expanded service to New York, Pennsylvania, Massachusetts, Maine and New Hampshire. Revenues generated from this activity during the first quarter of 2000 were $32,453.








ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate       Reporting
company         company            Type                  Net
advancing       receiving          of                    Change
funds           funds              transaction           in contributions

Unitil          Unitil          Capital contribution        None
Corporation     Resources
                Inc.


ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

	None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate    Reporting
company      company    Types of    Direct    Indirect             Total
rendering    receiving  services    costs     costs      Cost of   amount
services     services   rendered    charged   charged    capital   billed

Unitil       Unitil      Energy     $166,370  $143,580      $0    $309,950
Service      Resources   Marketing
Corp.        Inc.        and
                         Consulting

Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Service is provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Consulting services provided by Unitil Service during the first quarter of 2000 included regulatory, finance, accounting, marketing, energy management and administrative services.




ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in Energy-related Companies:
   Total consolidated capitalization
   as of  March 31, 2000                         $163,896
   Total capitalization multiplied by 15%          24,584

   Greater of $50 million or line 2                             $50,000

   Total current aggregate investment:
      Energy-related business:
         Unitil Resources, Inc.                     1,090

         Total current aggregate investment               1,090

   Difference between the greater of $50 million
   or 15% of capitalization and the total aggregate
   investment of the registered holding company
   system (line 3 less line 4)                                  $48,910



Investments in Gas-related Companies

	None.


ITEM 5 - OTHER INVESTMENTS


                        Other               Other              Reason for
Major line of           investment in       investment in      difference in
energy-related          last U-9C-3         this U-9C-3        other
business                report              report             investment

Energy Marketing        $10,000 *           $0                    n/a
and Consulting


* The initial investment by Unitil Corporation in Unitil Resources, Inc. was $10,000.



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 1 of 2

Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

BALANCE SHEET
(UNAUDITED)

                                              March 31,
ASSETS:                                         2000

Service Company Property:
   Intangible Assets                         $1,041,518
   Equipment                                    163,221
   Total Service Company Property             1,204,739
   Less: Accumulated Depreciation and
              Amortization                     (152,201)
   Net Service Company Property               1,052,538

Current Assets:
   Cash                                          20,891
   Accounts Receivable                           65,770
   Prepayments                                   82,971
      Total Current Assets                      169,632

Deferred Debits                                  80,050

Total Assets                                 $1,302,220

LIABILITIES AND
  STOCKHOLDERS EQUITY:

Current Liabilities:
   Notes Payable                             $1,231,227
   Accounts Payable                             135,500
   Taxes Accrued and Other                     (141,557)
      Total Current Liabilities               1,225,170

Stockholder's Equity:
   Common Stock, $1.00 par value
      Authorized - 10,000 shares
      Outstanding - 10,000 shares                   100
   Premium on Common Stock                        9,900
   Miscellaneous Paid in Capital              1,090,000
   Retained Earnings                         (1,022,950)
      Total Stockholder's Equity                 77,050

Total Liabilities and Equity                 $1,302,220



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.  Financial Statements - Page 2 of 2



Unitil Resources, Inc.
(A Wholly-owned Subsidiary of Unitil Corporation)

STATEMENT OF EARNINGS
(UNAUDITED)

                                             Three Months
                                             Ended
                                             March 31, 2000

Revenues:
  Electric Revenues                             (1,411)
  Service Revenues                              32,453
      Total Revenues                            31,042

Operating Expenses:
   Purchased Power                             (16,604)
   Depreciation and Amortization                52,467
   Administrative and General                  406,954
   Provision for Income Taxes                 (142,186)
      Total Operating Expenses                 300,631

 Operating (Loss) Income                      (269,589)

   Interest Expense, net                        12,089

Net (Loss) Income                            $(281,678)



B.  Exhibits
None.

SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                       Unitil Corporation


                                        By:    /s/  Mark H. Collin
                                                    Mark H. Collin
                                                    Treasurer

Dated:  May 26, 2000







SIGNATURE

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                         Unitil Corporation


                                          By:
                                               Mark H. Collin
                                               Treasurer

Dated:  May 26, 2000